FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 0-29742

 Retalix Ltd.

 (Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X             Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____        No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

At the Company’s 2008 Annual General Meeting, which was held on October 7, 2008, the following proposals were approved by the shareholders:

1.           The election of the following members of the Board of Directors of the Company to serve until the next annual general meeting of shareholders: Barry Shaked, Gillon Beck, Brian Cooper, Ishay Davidi, Neomi Enoch, Amnon Lipkin-Shahak, Ian O’Reilly and Itschak Shrem.

2.           The election of Dr. Zvi Lieber as an external director to the Board of Directors of the Company.

3.           The amendment of the management agreement between the Company and the private company owned by Mr. Barry Shaked providing that Mr. Shaked exclusively provide to the Company all services usually assigned to a chief executive officer of a company and extending the term until December 31, 2011.  At the opening of the meeting, the Company announced that the proposal for the annual grant to Mr. Shaked of options to purchase a number of ordinary shares equal to 1.0% of the Company’s then outstanding ordinary shares will apply to the grant proposed for January 1, 2009 and that any additional grants of options that may be proposed from time to time shall be subject to the requisite corporate approvals at such times.

4.           The amendment of the Amended and Restated Articles of Association of the Company to authorize the Company to donate reasonable sums to charity, subject to approval by the Board of Directors.

5.           The provision of indemnification letters to directors of the Company serving from time to time in such capacity.

6.           The re-appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, as the Company’s independent auditors until the next annual general meeting of shareholders, and the authorization of the Board of Directors to fix their remuneration in accordance with the volume and nature of their services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETALIX LTD.

Date: October 7, 2008	By: /s/ Motti Gadish
Motti Gadish
Director of Corporate Communications
and Investor Relations